# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cogent Biosciences, Inc., CIK 0001622229
CUSIP: 19240Q201
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 07/10/2025
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,324,918; sole dispositive power 0; shared dispositive power 14,324,918; aggregate amount beneficially owned 14,324,918 (9.9% of the class)
  Comment: The securities include (a) 9,003,418 shares of common stock, $0.001 par value ("Common Stock"), and (b) 5,325,500 shares of Common Stock issuable upon conversion of approximately 21,302 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock") directly held by Fairmount Healthcare Fund II L.P. ("Fund II"). The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.9%.
  
  Row 13 is based on 139,412,010 shares of Common Stock outstanding, consisting of 113,856,454 shares of Common Stock outstanding as of May 2, 2025 plus 25,555,556 shares of Common Stock sold in the Offering (as defined below).
- Fairmount Healthcare Fund II GP LLC (CIK 0001830382): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,324,918; sole dispositive power 0; shared dispositive power 14,324,918; aggregate amount beneficially owned 14,324,918 (9.9% of the class)
  Comment: The securities include (a) 9,003,418 shares of Common Stock and (b) 5,325,500 shares of Common Stock issuable upon conversion of approximately 21,302 shares of Series A Preferred Stock directly held by Fund II. The securities exclude shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held directly by Fund II in excess of the beneficial ownership limitation of 9.9%.
  
  Row 13 is based on 139,412,010 shares of Common Stock outstanding, consisting of 113,856,454 shares of Common Stock outstanding as of May 2, 2025 plus 25,555,556 shares of Common Stock sold in the Offering.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Cogent Biosciences, Inc.
Address of issuer's principal executive offices: 275 Wyman Street, 3rd Floor, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 6, 2020, Amendment No. 1 filed on June 21, 2022, Amendment No. 2 filed on June 13, 2023, Amendment No. 3 filed on February 16, 2024, Amendment No. 4 filed on March 27, 2024, Amendment No. 5 filed on April 1, 2024, and Amendment No. 6 filed on June 13, 2024 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of Cogent Biosciences, Inc. (the "Company"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 7 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission ("SEC") registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount Funds Management"); and (2) Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company ("Fairmount GP II") (Fairmount Funds Management and Fairmount GP II, collectively, the "Reporting Persons").

Fairmount Funds Management serves as investment manager for Fund II and may be deemed a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of any securities of the Company held by Fund II. Fund II has delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of Common Stock and Series A Preferred Stock reported herein. Because Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. Fairmount Funds Management and Fairmount GP II disclaim beneficial ownership of the securities reported in this Amendment No. 7 other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Amendment No. 7 shall not be deemed an admission that any of Fairmount Funds Management or Fairmount GP II is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through its private pooled investment vehicles, including Fund II. Fairmount GP II serves as the general partner to Fund II. Fairmount Funds Management has voting and dispositive power over the Common Stock and Series A Preferred Stock held by the Fund II, which is deemed shared with Fairmount GP II. Fund II does not have the right to acquire voting or dispositive power over the Common Stock or Series A Preferred Stock within sixty-one days.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Fairmount Funds Management and Fairmount GP II are each a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 25,856,918 shares of Common Stock, which is comprised of (a) 9,003,418 shares of Common Stock and (b) 16,853,500 shares of Common Stock issuable upon conversion of 67,414 shares of Series A Preferred Stock. The conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 9.9% of the outstanding Common Stock.

On July 10, 2025, the Fund II purchased a total of 2,777,777 shares of Common Stock of the Company for an aggregate of $24,999,993.00 in an underwritten public offering (the "Offering"). The shares were purchased with working capital. Fairmount Funds Management and Fairmount GP II do not own any shares of Common Stock and Series A Preferred Stock directly but are deemed to beneficially own the shares of Common Stock and Series A Preferred Stock held by Fund II. Fairmount Funds Management and Fairmount GP II disclaim beneficial ownership of such shares of Common Stock and Series A Preferred Stock except to the extent of their pecuniary interest therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

Fund II purchased the shares of Common Stock referred to in Item 3 for investment purposes.

Lock-up Agreement

Pursuant to lock-up agreements signed in connection with the Offering, Fund II and each director and officer of the Company agreed with the representatives of the underwriters, subject to specified exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned that are convertible into or exercisable or exchangeable for Common Stock; or dispose of any shares of Common Stock, options to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially. This restriction terminates after the close of trading of the Common Stock on and including the 60th day after the date of the prospectus supplement relating to the Offering.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages above and Item 2.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages above and Item 2.
Transactions in the class effected during the past sixty days:
The following table lists the Reporting Persons' transaction in Common Stock of the Company that was effected in the sixty day period prior to the filing of this Amendment No. 7:

Transaction Purchaser Date Number of Shares Price Per Share
Purchase Fund II July 10, 2025 2,777,777 $9.00

The Reporting Persons did not effect any transactions in shares of Series A Preferred Stock in the sixty days prior to the filing of this Amendment No. 7.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Fairmount is entitled to a fee for managing and advising Fund II based upon a percentage of the net asset value of Fund II.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit No. 99.1 Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 10, 2020, File No. 005-90431).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (07/14/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (07/14/2025)
- Fairmount Healthcare Fund II GP LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (07/14/2025)
- Fairmount Healthcare Fund II GP LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (07/14/2025)